UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42020

MAREX GROUP PLC
(Translation of registrant’s name into English)

155 Bishopsgate
London EC2M 3TQ
United Kingdom
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

2024 Group Annual Report and Accounts

On March 21, 2025, Marex Group plc (the “Company”) published its 2024 Group Annual Report and Accounts to shareholders. A copy of the 2024 Group Annual Report and Accounts to shareholders is furnished as Exhibit 99.1 herewith.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	“Marex Group plc 2024 Group Annual Report and Accounts to shareholders”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: March 21, 2025	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer